**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 5, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES OF 1933**

**The Medicines Company**

**File No. 333-37404 - CF#33727**

_____

The Medicines Company submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 19, 2000.

Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5                    through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Deputy Secretary